STROOCK & STROOCK & LAVAN LLP
180 Maiden Lane
New York, New York 10038

April 11, 2014

VIA EDGAR

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Attention:  Ms. Anu Dubey

Re:	O’Connor Fund of Funds: Alternative Fixed-Income Strategies LLC
File Nos. 333-194092 and 811-21117
O’Connor Fund of Funds: Event LLC
File Nos. 333-194081 and 811-10479
O’Connor Fund of Funds: Long/Short Strategies LLC
File Nos. 333-194093 and 811-21195

Dear Ms. Dubey:

On behalf of the above-referenced Funds (each, a “Fund”), transmitted for filing as EDGAR correspondence are the Funds’ responses to the comments of the staff (the “Staff”) of the Securities and Exchange Commission, provided in your letter to me dated March 21, 2014.  The comments of the Staff relate to each Fund’s Registration Statement on Form N-2 (each, a “Registration Statement”) under the Securities Act of 1933, as amended, and the Investment Company Act of 1940, as amended, filed on February 21, 2014.

Set forth below is a summary of the Staff’s comments and each Fund’s responses thereto.  Capitalized terms used herein and not otherwise defined are used with the meanings assigned to them in each Registration Statement.

COVER PAGES OF ALL REGISTRATION STATEMENTS

Comment 1.            Please add two columns to the table regarding the calculation of the registration fee to show the “Amount Being Registered” and “Proposed Maximum Offering Price Per Unit.”

Response 1.           The Funds are treated as partnerships for federal income tax purposes and are not unitized.  An “Interest” in a Fund simply represents an investor’s capital account in the Fund which has a balance equal to the investor’s initial contribution to the capital of the Fund, as adjusted for subsequent additional contributions and for distributions and withdrawals.  We believe that the table accurately sets forth the requisite information regarding the offering for a fund with this organizational structure.

ALL PROSPECTUSES

Comment 2.            Please disclose, in an appropriate location, information regarding outstanding securities as required by Item 10.5 of Form N-2.

Response 2.           As noted in Response 1 above, the Funds are not unitized but rather maintain records in terms of the dollar amount of each investor’s capital account balance and each Fund’s aggregate net asset value.  Accordingly, the Funds do not lend themselves to the disclosure format called for my Item 10.5 of Form N-2.  Each Fund offers only one class of securities—limited liability company interests—and disclosure of each Fund’s recently computed aggregate net asset value appears on the prospectus cover page and under the caption entitled “Prospectus Summary—The Offering.”  For examples of other similar funds providing similar disclosure, please see Arden Sage Multi-Strategy Fund, L.L.C. (333-177737), Aetos Capital Distressed Investment Strategies Fund, LLC (333-194893) and Lazard Alternative Strategies 1099 Fund (333-175797).

Cover Pages

Comment 3.            In the table, please add a separate column to show the offering price, sales load and proceeds to registrant on a per share basis.  See Item 1.1.g of Form N-2.

Response 3.           As noted in Response 1 above, the Funds are not unitized but rather maintain records in terms of the dollar amount of each investor’s capital account balance and each Fund’s aggregate net asset value.  Accordingly, the Funds do not lend themselves to the disclosure format called for my Item 1.1.g of Form N-2.

Comment 4.            Under “Investment Portfolio,” please also refer to the Investment Funds described therein as “hedge funds.”

Response 4.           As requested, the disclosure will be revised to also refer to the Investment Funds as “hedge funds” and will read as follows:  “Investment Managers generally conduct their investment programs through unregistered investment vehicles, such as hedge funds, ~~which~~ that have investors~~,~~ other than the Fund, and in other registered investment companies (collectively, the ‘Investment Funds’).”

Summary of Fund Expenses

Comment 5.            Please include a completed fee table and example for our review in the next pre-effective amendment for each Registration Statement.

Response 5.           We will include a completed fee table and example for your review in the next pre-effective amendment for each Registration Statement.

Risk Factors—Employing a “Fund of Funds” Strategy Involves Risks Not Present in Direct Investment Programs

Comment 6.            The last sentence of the second paragraph states that each Fund may suspend the calculation of its net asset value under certain conditions.  To amplify the disclosure, please disclose how the board of directors is involved in a decision to suspend the calculation of net asset value and please describe the “certain conditions” when the net asset value calculation may be suspended.

Response 6.           The disclosure will be revised to read as follows:  “The Fund may suspend the calculation of its net asset value ~~under certain conditions~~ during periods when an emergency exists as a result of which it is not reasonably practicable for the Fund fairly to determine the value of its net assets, and at any other time determined by the Board.”

Please note that unlike mutual funds, the Funds are required to calculate net asset value only twice per year—in connection with the issuance of unaudited semi-annual financial statements and in connection with the issuance of audited annual financial statements.  Beyond this regulatory requirement, each Fund also calculates its net asset value periodically in connection with its acceptance of subscriptions, if any, and in connection with any repurchases of Interests pursuant to tender offers conducted at the discretion of the Fund’s Board of Directors.  A Fund may choose at any time to suspend the sale or purchase of Interests.

Use of Proceeds

Comment 7.            The first sentence states that each Fund will invest the proceeds from the sale of Interests “in accordance with each Fund’s investment objective and policies and principal strategies as soon as practicable.”  Please disclose with more specificity how long it will take each Fund to invest the proceeds in accordance with its investment objective (e.g., three months).  If the time period is more than three months, please disclose the reason for this delay.  See Item 7.2 of Form N-2 and Guide 1 to Form N-2.

Response 7.           It is respectfully requested that the comment be waived.  Item 7 of Form N-2 requires, in part, that a registrant disclose how long it is expected to take to fully invest the net proceeds of the offering in accordance with the registrant’s investment objectives and policies.  The Fund is continuously offered and, unlike a traditional, underwritten closed-end fund that completes its offering and promptly invests its cash, the Fund constantly raises funds from the sale of Interests and manages its cash position to make investments, pay expenses and pay withdrawing investors.  The Fund, in this respect, is more akin to a mutual fund, and we note that Form N-1A does not have a comparable item.

Please be advised that this comment previously has been raised by the Staff in connection with prior Registration Statements or post-effective amendments to Registration Statements of the Funds and other sister funds, and in each case the foregoing explanation resolved the issue satisfactorily and the disclosure remained as originally filed.  The comment was raised most recently in connection with the Staff’s review of the Registration Statement of O’Connor Fund of Funds: Masters.  I refer you to correspondences from the undersigned to you dated August 19, 2013 and September 10, 2013.

We also note that other continuously offered closed-end funds do not give a specific time frame for the investment of proceeds—see, for example, Aetos Capital Distressed Investment Strategies Fund, LLC (333-194893, Arden Sage Multi-Strategy Fund, L.L.C. (333-177737), Blackstone Alternative Alpha Fund (333-193323) and Ironwood Multi-Strategy Fund LLC (333-190034).

Management of the Fund—Portfolio Managers

Comment 8.            The first sentence states that each Fund is managed by a portfolio management team that is responsible for certain tasks regarding portfolio management.  Please insert the word “primarily” before “responsible” to meet the definition of a portfolio manager found in Item 9.1.c of Form N-2.  Also, if the portfolio managers are “jointly” responsible for the described tasks, please add the word “jointly” in addition to the word “primarily” before “responsible.”

Response 8.           The disclosure will be revised as follows:  “The Fund is managed by a portfolio management team that is jointly and primarily responsible for the selection of the Fund’s investments, the allocation of the Fund’s assets among the Investment Managers and the general management of the Fund.”

Redemptions, Repurchases of Interests and Transfers—Payment

Comment 9.            The fifth paragraph states that each Fund “may allocate to tendering investors withdrawal or similar charges imposed by Investment Funds if the Adviser determined to withdraw from the Investment Fund as a result of a tender and such a charge was imposed on the Fund.”  Please add a line item to the fee table under “Summary of Fund Expenses” to reflect such charges and include the estimated amount of the charges.  See Item 3 of Form N-2.

Response 9.           The allocation to a tendering investor of any withdrawal or similar charge imposed by an Investment Fund is not in the nature of a sales charge by a Fund and would only be made if necessary to protect the interests of non-tendering investors.  Furthermore, the likelihood that any Fund would make such an allocation is remote and, in any event, the amount (including the “maximum amount”) of any such charge cannot be predicted or estimated.  We propose, however, to add the following footnote to the Maximum Redemption Fee line item in each Fund’s fee table:

While the Fund does not impose any charges on a repurchase of Interests in the Fund, it may allocate to tendering investors withdrawal or similar charges imposed by Investment Funds if the Adviser determines to withdraw from the Investment Fund as a result of a tender and such a charge was imposed on the Fund.

STATEMENT OF ADDITIONAL INFORMATION

Comment 10.          Please add the disclosure required by Items 19.1 and 19.2 of Form N-2 regarding control persons and principal holders of securities, if applicable.

Response 10.         We are advised by each Fund that no person controls the Fund or owns five percent or more of its Interests.  We believe, therefore, that no additional disclosure is required.

O’CONNOR FUND OF FUNDS: EVENT LLC

PROSPECTUS

Cover Page

Comment 11.          The second sentence under “Investment Portfolio” states that the Event Fund is a multi-strategy fund.  Because the Event Fund’s name indicates that it will pursue an “event-driven” strategy, please remove the description of the Event Fund as a multi-strategy fund.  See Section 35(d) of the 1940 Act.  In addition, the fourth and fifth sentences under “Investment Portfolio” state that the Event Fund seeks to maintain a portfolio of Investment Funds that invest in securities and other instruments of corporations and other business entities which are undergoing, or which an Investment Manager anticipates will undergo, a significant corporate transaction or structural transformation and that the Event Fund may also invest in Investment Funds that focus on other alternative strategies, including, for example, long/short strategies.  Again, in light of the Event Fund’s name, please revise this disclosure to indicate that the Event Fund substantially invests in Investment Funds that primarily pursue the types of strategies described in the fourth sentence (i.e., event-driven strategies).

Response 11.         The first and second sentences under the caption “Investment Portfolio” on the cover page, and elsewhere as appropriate, will be revised as follows:

The Fund is commonly referred to as a “fund of funds~~.~~,” ~~It is a multi-strategy fund that~~ and will seek~~s~~ to achieve its objective principally through the allocation of assets among a select group of alternative asset managers (the “Investment Managers”) and the funds they operate.

The fourth and fifth sentences under the caption “Investment Portfolio” on the cover page, and elsewhere as appropriate, will be revised as follows:

Currently, ~~The~~ the Fund ~~seeks to maintain~~ invests its assets principally in a portfolio of Investment Funds that primarily invest in securities and other instruments of corporations and other business entities which are undergoing, or which an Investment Manager anticipates will undergo, a significant corporate transaction or structural transformation, such as a spin-off, merger, liquidation, bankruptcy or other similar event.  The Fund also may invest in Investment Funds that focus on other alternative investment strategies, including, for example, long/short strategies.

Prospectus Summary—Incentive Allocation

Comment 12.          The disclosure states that the Adviser holds a Special Advisory Member interest in the Event Fund solely for the purpose of receiving the Incentive Allocation with respect to each investor.  Please explain to us whether this Special Advisory Member interest constitutes a “security” issued by the Event Fund to the Adviser and whether this Special Advisory Member interest constitutes a “senior security” for purposes of Section 18 of the 1940 Act, and if so, how the Event Fund intends to comply with the asset coverage requirements for asset coverage for senior securities with respect to the Incentive Allocation.  In addition, Section 23(a) of the 1940 Act prohibits a closed-end fund from issuing any of its securities for services.  If the issuance of the Special Advisory Member interest in the Event Fund involves the issuance of a “security” to the Adviser, please explain how this is appropriate under Section 23(a).

Response 12.         The Special Advisory Member interest is neither a “security” issued by the Fund to the Adviser nor a “senior security” for purposes of Section 18 of the 1940 Act.  The “Special Advisory Member” and the related “Special Advisory Account” are constructs to facilitate the transfer of monies from Investors’ capital accounts to the Adviser in payment of the Incentive Allocation.  The Special Advisory Account may not be transferred, and the Special Advisory Member interest does not bestow upon the Adviser any voting or other rights typically associated with a security.

Comment 13.          Please explain to us how the Incentive Allocation (described as “5% of the net profits attributable to assets of the Event Fund, if any, that have been credited to the capital account of an investor during the period”) complies with the fees permitted under Rule 205-3(a) under the Investment Advisers Act of 1940.

Response 13.         Rule 205-3(a) under the Investment Advisers Act of 1940, as amended (the “Advisers Act”), permits an investment adviser to enter into, perform, renew or extend an investment advisory contract that provides for performance-based compensation to the adviser, provided that the client entering into the contract is a “qualified client,” as defined under Rule 205-3(d)(1) of the Advisers Act.  The Fund discloses under the captions “Prospectus Summary—Investor Qualifications” and “Investor Qualifications” that Interests are offered only to investors who are “qualified clients.”  We believe, therefore, that the Fund complies with the requirements of Rule 205-3(a).

Summary of Fund Expenses

Comment 14.          Please add a line item to the fee table under Annual Expenses to show the Incentive Allocation Fee.  Please attach existing note (2) to this line item.  Also, please add the impact of the Incentive Allocation Fee to the calculations in the Examples.

Response 14.         It is respectfully requested that the comment be waived.  Item 3 of Form N-2 does not require the inclusion in the fee table of a line item to show the Incentive Allocation.  Consistent with Instruction 7.a to Item 3 of Form N-2, the Fund assumes a base Incentive Allocation of 0.00%1 in the computation of the “Management Fee.”  Additionally, Footnote 3 to the fee table discloses portion of “Other expenses,” expressed as a percentage of the average net assets of the Fund, that represents the aggregate Incentive Allocations paid by those investors in the Fund whose capital accounts were credited with net profits during prior calendar year (January 1, 2013 to December 31, 2013).

___________________
1
The Fund pays the Adviser the Incentive Allocation on a quarterly basis in an amount equal to 5% of the Fund’s net profits, if any.  Accordingly, if the Fund does not earn any net profits, the Incentive Allocation for such fiscal year will be zero and, therefore, there is no “base fee.”

The Examples illustrate the fixed expenses an investor will bear, directly or indirectly, on a $1,000 investment, assuming a 5% annual return.  In light of the requirement to include the Fund’s Acquired Fund Fees and Expenses in the Examples, and the assumption of a 5% annual return, the Fund will not earn an Incentive Allocation, as the Fund’s net profits, by definition, are calculated net of Fund expenses.  The Examples, therefore, cannot reflect the impact of the Incentive Allocation.

O’CONNOR FUND OF FUNDS: ALTERNATIVE FIXED-INCOME STRATEGIES LLC

PROSPECTUS

Cover Page

Comment 15.          Please revise the fourth sentence under “Investment Portfolio” to state that the Fixed-Income Fund invests at least 80% of its net assets, plus any borrowings for investment purposes, in Investment Funds that invest substantially all of their assets in fixed-income securities.  See Rule 35d-1(a)(2)(i) under the 1940 Act.

Response 15.         It is respectfully requested that the comment be waived.  This matter was discussed at length in December 2013 with Messrs. Michael Shaffer and John M. Ganley of the Staff, in connection with comments of the Staff relating to Amendment No. 5 to the Fund’s Registration Statement, filed on November 8, 2013.  In response to the Staff’s comment that, consistent with the use of the term “fixed-income” in the Fund’s name, the Fund “disclose a policy of investing at least 80% in fixed-income securities or strategies,” we crafted the following 80% test:  “The Fund normally invests at least 80% of its net assets, plus any borrowings for investment purposes, in Investment Funds that employ primarily fixed-income strategies.”

In light of the structure of the Fund as a fund-of-funds, we cannot say with absolute certainty that the Investment Funds at all times invest substantially all of their assets in fixed-income securities.  Furthermore, as disclosed under the captions “Prospectus Summary—Investment Program” and “Investment Program—Investment Strategies,” in certain cases, an Investment Fund’s investment in a debt security could convert into equity.  The Fund invests in the Investment Funds based on their stated policies of employing primarily the fixed-income strategies disclosed under the captions “Prospectus Summary—Investment Program” and “Investment Program.”

Prospectus Summary—Risk Factors

Comment 16.          In the seventh bullet point, please define the term “Obligations.”

Response 16.         Please note that the term “obligation” is defined in the third paragraph under the caption “Prospectus Summary—Investment Program.”

Summary of Fund Expenses

Comment 17.          Please reformat the asterisked footnote to the Example that excludes sales loads so that it will not be confused with the presentation of the Example required by Item 3 of Form N-2.

Response 17.         The asterisked footnote to the Example has been reformatted so as to not be confused with the presentation of the Example required by Item 3 of Form N-2.  Please see Post-Effective Amendment No. 4 to the Fund’s Registration Statement (333-172907) as an illustration of the manner in which the Examples previously were formatted.

O’CONNOR FUND OF FUNDS: LONG/SHORT STRATEGIES LLC

PROSPECTUS

Prospectus Summary—Investment Program

Comment 18.          The fourth and fifth sentences state that the Long/Short Fund seeks to maintain a portfolio of Investment Funds that employ long/short equity strategies and that the Long/Short Fund will invest in Investments Funds that employ other strategies, which may include relative value, merger arbitrage/event-driven, macro, distressed investing and emerging market strategies.  Because the Long/Short Fund’s name indicates that it will pursue a long/short strategy, please add disclosure that indicates that the Fund substantially invests in Investment Funds that primarily pursue long/short strategies.  See Section 35(d) of the 1940 Act.

Response 18.         The fourth and fifth sentences under the caption “Prospectus Summary—Investment Program,” and elsewhere as appropriate, will be revised as follows:

Currently, the Fund ~~seeks to maintain~~ invests its assets principally in a portfolio of Investment Funds that primarily employ long/short equity strategies, including those involving foreign issuers.  The Fund also will invest in Investment Funds that employ other strategies, which may include relative value, merger arbitrage/event-driven, macro, distressed investing and emerging market strategies.

Summary of Fund Expenses

Comment 19.          Please move the reference to note (2) in the fee table to the caption “Acquired Fund Fees and Expenses (Investment Fund Fees and Expenses).”  Also, please move the reference to note (3) in the fee table to the caption “Total Annual Expenses.”

Response 19.         The references will be revised, as requested

Risk Factors—The Fund’s Investment Strategies May Involve Risk of Loss

Comment 20.          The sixth paragraph describes the risks of macro strategies.  Please add disclosure to explain what macro strategies are.

Response 20.         Please note that a description of “macro strategies” can be found  under the captions “Prospectus Summary—Investment Program” and “Investment Program—Investment Strategies.”

Investment Program—Investment Strategies—Long/Short Equity Strategies

Comment 21.          The last sentence states that there can be no assurance that an Investment Manager will engage in short sales.  If no Investment Manager engages in short sales, please explain how the name of the Long/Short Fund is appropriate.  See Section 35(d) of the 1940 Act.

Response 21.         In light of the structure of the Fund as a fund-of-funds, we cannot say with absolute certainty that an Investment Manager will engage in short sales.  The Fund invests in the Investment Funds based on their stated policy of employing long/short equity strategies.  At any given moment in time, however, an Investment Manager could be 100% long and 0% short and, therefore, there can be no assurance that an Investment Manager will at all times hold short positions.

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Should you have any questions or comments, please feel free to contact me at 212.806.6274 (bgreen@stroock.com) or Gary L. Granik of this office at 212.806.5790 (ggranik@stroock.com).

Very truly yours,

/s/ Brad A. Green
Brad A. Green

cc: Gary L. Granik